IMMUNOVANT, INC.

320 West 37th Street

New York, NY 10018

April 8, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Immunovant, Inc.
Registration Statement on Form S-1
File No. 333-235975

Acceleration Request
	Requested Date:	April 9, 2020
	Requested Time:	5:30 p.m., Eastern Daylight Time

Ladies and Gentlemen:

The undersigned registrant hereby requests that the staff of the U.S. Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-235975) to become effective on April 9, 2020, at 5:30 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

Very truly yours,

Immunovant, Inc.

By:	/s/ Peter Salzmann, M.D.
Name: Peter Salzmann, M.D.
Title: Chief Executive Officer

cc:	Pamela Yanchik Connealy, Immunovant, Inc.

W. Bradford Middlekauff, Immunovant, Inc.

Frank F. Rahmani, Cooley LLP

John T. McKenna, Cooley LLP

Alison A. Haggerty, Cooley LLP